

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Via E-mail
Brian Halligan
Chief Executive Officer
HubSpot, Inc.
25 First Street, 2nd Floor
Cambridge, Massachusetts 02141

> **Re:** **HubSpot, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 2, 2014**
> **CIK No. 0001404655**

Dear Mr. Halligan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to those contained in our letter dated April 24, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Growth Strategy

Keep Expanding Internationally, page 4

1. We acknowledge your response to prior comment 8 advising that the percentage of total revenues generated outside the U.S. set forth on page F-19 is calculated based on the physical location of the company's operations recording the sale, such that disclosure of this percentage would not correlate to the percentage of your customers located outside the U.S. Please tell us what consideration you gave to augmenting disclosure of the percentage of your customers outside the U.S. with disclosure of the percentage of your

total revenues that are attributable to customers located outside the U.S., to the extent known, notwithstanding the physical location of the company's operations recording the sale.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Loss Per Share, page F-10

2.   We note your response to prior comment 27. Disclose what the Restricted Stock Units ("RSU") convert into and how they are settled. Further, tell us why the liquidity event should affect the attribution period for the stock-based compensation expense recognition once the IPO has occurred. Consider disclosing the amount of stock-based compensation expense that has met the service condition as of each reporting date.

Revenue Recognition, page F-13

3.   You indicate in your response to prior comment 30 that you have two primary types of relationships with your partners, the first of which you report the related revenue at gross and the second of which you report the related revenue net of commissions. We also note that in your response to prior comment 29 you state that your partners do not have the right to take possession of your software. Describe how your partners resell your platform to their customers and whether those customers access your platform through the partner or directly to your platform. Please provide your analysis that addresses all the indicators outlined in ASC 605-45-45 that supports your accounting for the second type of arrangements.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Joseph C. Theis, Jr.
        Goodwin Procter LLP